SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment         )*

Bolt Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

097702 104

(CUSIP Number)

Robert Hopfner

Pivotal bioVenture Partners Fund I U.G.P.

501 2nd Street, Suite 200

San Francisco, CA 94107

(415) 697-1002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097702 104

1.	Names of Reporting Persons. Pivotal bioVenture Partners Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,891,467
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,891,467

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 097702 104

1.	Names of Reporting Persons. Pivotal bioVenture Partners Fund I G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,891,467
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,891,467

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 097702 104

1.	Names of Reporting Persons. Pivotal bioVenture Partners Fund I U.G.P., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,891,467
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,891,467

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.00001 par value per share (“Common Stock”), of Bolt Biotherapeutics, Inc., a corporation incorporated under the laws of the State of Delaware (the “Issuer”), which has its principal executive offices at 900 Chesapeake Drive, Redwood City, California 94063.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Pivotal bioVenture Partners Fund I, L.P. (“Pivotal”), Pivotal bioVenture Partners Fund I G.P., L.P. (“Pivotal GP”) and Pivotal bioVenture Partners Fund I U.G.P., Ltd. (the “Ultimate General Partner” and together with Pivotal and Pivotal GP, a “Reporting Person,” and collectively, the “Reporting Persons”). Pivotal GP is the general partner of Pivotal, and Ultimate General Partner is the general partner of Pivotal GP. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 501 Second Street, Suite 200, San Francisco, CA 94107.

(c)	The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes.

(d)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Pivotal is a Cayman Islands exempted limited partnership. Pivotal GP is a Cayman Islands exempted limited partnership. Ultimate General Partner is a Cayman Islands exempted company.

Schedule A attached hereto sets forth the information regarding the directors and officers of the Ultimate General Partner.

Item 3.	Source and Amount of Funds or Other Consideration

Pivotal acquired 250,000 shares of Common Stock in the Issuer’s initial public offering for an aggregate purchase price of $5,000,000. In 2018 and 2019, Pivotal acquired 1,242,884 shares of the Issuer’s Series B Preferred Stock (the “Series B Shares”) and warrants to purchase 46,608 shares of Common Stock (the “Warrants”). In June 2020, Pivotal acquired 168,655 shares of the Issuer’s Series C-1 Preferred Stock (the “Series C-1 Shares”). In January 2021, Pivotal acquired 183,320 shares of the Issuer’s Series C-2 Preferred Stock (the “Series C-2 Shares,” and together with the Series B Shares and the Series C-1 Shares, the “Preferred Shares”). The aggregate purchase price of the Preferred Shares and the Warrants was $13,054,761. The source of the funds used for the purchase of the Common Stock, the Preferred Shares and the Warrants was the working capital of Pivotal. In connection with the closing of the Issuer’s initial public offering, the Preferred Shares held by Pivotal automatically converted into shares of Common Stock, and the Warrants were automatically net exercised with an exercise price of $0.07 per share.

Item 4.	Purpose of Transaction

The Reporting Persons acquired and beneficially own the shares of Common Stock reported on this Schedule 13D for investment purposes.

Ashish Khanna, Ph.D. is a Venture Partner at Pivotal and is a director of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of its Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares of Common Stock in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares of Common Stock in open market transactions, in privately negotiated transactions or through other methods; or (iii) continuing to hold or causing affiliates to hold the shares of Common Stock (or any derivative thereof). In addition, the Reporting Persons may engage, either directly or indirectly through Dr. Khanna, in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure, and the composition of the Issuer’s Board of Directors.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates to or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 34,521,750 outstanding shares of Common Stock, as reported by the Issuer in its prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on February 5, 2021.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

Pursuant to lock-up agreements (each, a “Lock-Up Agreement”) signed in connection with the Issuer’s initial public offering, Pivotal, certain other stockholders of the Issuer and each director and officer of the Issuer agreed with the representatives of the underwriters in the initial public offering (the “Representatives”), subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, request or demand that the Issuer file a registration statement related to the Common Stock, or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, for a period ending on the date that is 180 days after the date of the prospectus in connection with the Issuer’s initial public offering, except with the prior written consent of the Representatives.

Investor Rights Agreement

On June 26, 2020, the Issuer, Pivotal and certain other parties entered into investors’ rights agreement (the “Investor Rights Agreement”). Beginning 180 days after the effectiveness of the Issuer’s registration statement filed in connection with its initial public offering, the Investor Rights Agreement provides Pivotal and other parties thereto with certain demand registration rights, including shelf registration rights, in respect of the shares of Common Stock issued to it upon conversion of the Preferred Shares or upon exercise of the Warrants, subject to certain conditions. The stockholders may only require two registration statements on Form S-3 in a 12-month period. In addition, in the event that the Issuer registers additional shares of Common Stock for sale to the public, it will be required to give notice of such registration to Pivotal and certain other parties of its intention to effect such a registration, and, subject to certain limitations, include the shares of Common Stock held by them in such registration. The registration rights will expire, with respect to any particular holder, five years following the Issuer’s initial public offering. The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify Pivotal and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under certain securities laws and Pivotal is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to it.

The descriptions of the Lock-Up Agreement and the Investor Rights Agreement contained in this Item 6 are qualified in their entirety by reference to the full text of the agreements, which are attached hereto as Exhibit 2 and Exhibit 3, and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Investor Rights Agreement, dated as of June 26, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-252136))

Exhibit 3	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-252136))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2021

PIVOTAL BIOVENTURE PARTNERS FUND I, L.P.

By:	PIVOTAL BIOVENTURE PARTNERS FUND I G.P., L.P. Its General Partner,

By: PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P., LTD.
Its General Partner,

By:	/s/ Robert Hopfner

Name: Robert Hopfner
Title: Authorized Signatory

PIVOTAL BIOVENTURE PARNTERS FUND I G.P., L.P.

By:	PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P., LTD Its General Partner,

By:	/s/ Robert Hopfner

Name: Robert Hopfner
Title: Authorized Signatory

PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P. LTD

By:	/s/ Robert Hopfner
Name:	Robert Hopfner
Title:	Authorized Signatory

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the shares of Common Stock (to the extent not pursuant to Item 5(a)) of the officers and directors of Ultimate General Partner:

Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Shares of Common Stock
Richard Coles	Director	HF Fund Services Ltd. P.O. Box 242 53 Market Street, Gardenia Court Camana Bay Grand Cayman KYI-1104 Cayman Islands	None

Peter Bisgaard	Director	501 2nd Street, Suite 200 San Francisco, CA 94107	None

Vincent Sai Sing Cheung	Director	25/F, Nan Fung Tower 88 Connaught Road Central Hong Kong	None
Heather Preston	Director	501 2nd Street, Suite 200 San Francisco, CA 94107	None